January 29, 2019 By Electronic Submission	+1 617 526 6000 (t) +1 617 526 5000 (f) www.wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik

Re: Stealth BioTherapeutics Corp

Registration Statement on Form F-1

Filed December 28, 2018

Registration No. 333-229097

Ladies and Gentlemen:

On behalf of Stealth BioTherapeutics Corp (the “Company”), enclosed herewith is Amendment No. 1 to the Registration Statement on Form F-1 of the Company (the “Registration Statement”), which the Company is concurrently publicly filing on EDGAR.

The Registration Statement primarily reflects certain updates in the month since the initial filing, including adoption of the 2019 Stock Incentive Plan, the Employee Stock Purchase Plan and the post-IPO Memorandum and Articles of Association, as well as the drawdown of funds under the October 2018 note purchase agreement, limited changes to the business section and overview section, and updated patent and outstanding stock information as of December 31, 2018.

In addition, the Company wishes to note that:

1. All references to the term “first-in-class” in the Registration Statement have been removed.

2. The pipeline chart on pages 3 and 86 has been simplified to focus only on elamipretide and SBT-272, removing SBT-20.

3. The “forest plot” charts on pages 98 and 111 have been deleted in favor of tables presenting the data.

With respect to the three enumerated items above, please note that they further address comments No. 1, 5 and 12 contained in a letter, dated November 21, 2018 (the “Letter”) from Irene Paik of the Staff (the “Staff”) of the Securities and Exchange Commission to Irene P. McCarthy, the Company’s President and Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form F-1 to which the Company responded on December 28, 2018. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1 to the Registration Statement.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing Berlin Boston Brussels Denver Frankfurt London Los Angeles New York Palo Alto Washington

January 29, 2019

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Irene P. McCarthy, Stealth BioTherapeutics Corp